Exhibit 99.1

SPHERION CORPORATION 401(k) BENEFIT PLAN

FORM 5500, SCHEDULE H, LINE 4(i)-

 SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2005

IDENTITY OF ISSUE,
BORROWER,
LESSOR, OR SIMILAR	DESCRIPTION OF		CURRENT
PARTY	INVESTMENT	COST	VALUE
T. Rowe Price*	190,762 Morgan Stanley International Equity	$4,166,055	$3,880,108
T. Rowe Price*	314,661 Shares Spectrum Income Fund	3,564,828	3,709,856
T. Rowe Price*	355,849 Shares Dividend Growth Fund	7,192,833	8,106,239
T. Rowe Price*	42,293 Shares Growth Stock Fund	1,067,591	1,201,124
T. Rowe Price*	136,381 Shares Personal Strategy Income Fund	1,831,374	2,055,260
T. Rowe Price*	411,239 Shares Personal Strategy Balanced Fund	6,622,614	7,718,950
T. Rowe Price*	624,380 Shares Personal Strategy Growth Fund	11,951,261	14,416,939
T. Rowe Price*	342,224 Shares Mid-Cap Growth Fund	13,698,725	18,527,993
T. Rowe Price*	182,613 Shares Small-Cap Stock Fund	4,850,797	5,991,544

Total shares of registered investment companies		54,946,078	65,608,013

T. Rowe Price*	15,523,212 Shares Stable Value Fund	15,523,212	15,523,212
T. Rowe Price*	225,109 Shares Equity Index Trust	7,312,701	8,061,165

Total shares of common trust funds		22,835,913	23,584,377

SPHERION CORPORATION COMMON STOCK *	272,326 Shares Common Stock	3,496,020	2,725,984

T. ROWE PRICE TRADELINK PLUS *		565,580	565,580

PARTICIPANT LOANS RECEIVABLE (Interest rates from 5.0% to 10.5%)		—	1,011,592

TOTAL INVESTMENTS		$81,843,591	$93,495,546

Note:  Collateral for participant loans is not applicable as loans represent use of participant’s own funds. Defaults are subject to applicable tax and penalties by the Internal Revenue Service. Participant loans receivable are due at various maturity dates, and interest is set at the Prime interest rate plus 1% at the date of issuance.

* Party-in-interest